Filed Pursuant to Rule 433
Registration No. 333-159158

Entergy Louisiana, LLC

$150,000,000
First Mortgage Bonds,
6.0% Series due March 15, 2040

Final Terms and Conditions

March 15, 2010

Issuer:	Entergy Louisiana, LLC

Market Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	March 15, 2010

Settlement Date (T+3):	March 18, 2010

Principal Amount:	$150,000,000

Coupon:	6.0%

Coupon Payment Dates:	March 15, June 15, September 15 and December 15 of each year

First Payment Date:	June 15, 2010

Final Maturity:	March 15, 2040

Optional Redemption Terms:	Callable at par, in whole or in part, at any time on or after March 15, 2015

Price:	$25.00 per bond

Net Proceeds Before Expenses:	$145,275,000

Expected Listing:	New York Stock Exchange

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated
Wells Fargo Securities, LLC

Co-Manager:	Morgan Keegan & Company, Inc.

CUSIP / ISIN:	29364W 306 / US29364W3060

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Morgan Stanley & Co. Incorporated toll free at 1-800-584-6837, or (ii) Wells Fargo Securities, LLC toll free at 1-800-326-5897.